                                                           Filed by OpenTV Corp.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                                 Subject Company: Spyglass, Inc.
                                                    Commission File No.000-26074

                                                   FINAL -- 3/27/00, 10 A.M. EDT


CONFERENCE CALL SCRIPT
OPENTV/SPYGLASS TRANSACTION
MONDAY, MARCH 27, 2000, 10:30 A.M. EDT


[STEVE POLCYN]

Good morning. I am Steve Polcyn, director of investor relations at OpenTV. Joining me on this conference call today are Jan Steenkamp, President and Chief Executive Officer of OpenTV; Randy Livingston, Executive Vice President and Chief Financial Officer of OpenTV; Doug Colbeth, Chairman and Chief Executive Officer of Spyglass; Gary Vilchick, Executive Vice President and Chief Financial Officer of Spyglass; and Bruce Beerbower, Manager of Investor Relations at Spyglass.

We are pleased to be here to discuss the merger of OpenTV and Spyglass. This transaction allows OpenTV to expand its interactive television platform to broadband networks, wireless devices, and leverage the Internet.

Before we begin, I need to tell you that during our presentation today, we will be making some forward looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations and beliefs of managements of OpenTV and Spyglass and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

For a detailed discussion of these and other cautionary statements, please refer to the news release which was issued on Sunday, March 26, the joint proxy statement/prospectus to be filed by both companies, as well as the companies' filings with the Securities and Exchange Commission, especially in Spyglass' annual report on Form 10-K for the year ended September 30, 1999 and in OpenTV's Form F-1 Registration Statement filed on November 19, 1999, as amended, and other documents periodically filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

With that, I will now turn this call over to Jan Steenkamp.

[JAN STEENKAMP:]

Thanks Steve and good day to everyone listening to this call around the world.

Yesterday, we announced that OpenTV and Spyglass have signed a definitive merger agreement. This transaction will combine a leading worldwide provider of interactive television software with a leading provider of strategic Internet products and services.

The combined company will provide a comprehensive solution to cable and satellite television network operators, broadcasters, wireless operators and manufacturers around the world as they face the challenge of moving from conventional, narrowband broadcasting to broadband interactivity.

OpenTV is, already today the leading worldwide provider of interactive television software. Through December 31, OpenTV was deployed on more than 6.1 million set top boxes, including more than 1.6 million in the fourth quarter alone. Twenty five cable, satellite and terrestrial television network operators in twenty countries have selected OpenTV as the interactive television platform for their viewers. OpenTV is also developing a wide range of interactive television applications and services to introduce the world to a new kind of television experience.

Spyglass is a leader in providing internet browsing technology services to manufacturers and network operators in the interactive television and wireless communications arenas.

Combining the strengths of the two companies provides OpenTV the ability to deliver an even more complete interactive television experience to its customers and their viewers. This merger also provides OpenTV access to Spyglass' customer base and the potential for additional revenue opportunities. As part of its overall growth strategy, OpenTV will now be able to leverage Spyglass' technologies to expand into the burgeoning wireless communications market.

By combining these two industry leaders and technology pioneers, we will drive the future development of digital interactive television and also have the opportunity to participate in the wireless communications market. OpenTV will deliver a complete --and very compelling -- array of software solutions and services to manufacturers, network operators, broadcasters, and wireless operators at a time when digital interactive television and broadband Internet connectivity are rapidly becoming a reality around the world.

Much of OpenTV's success to date has been a result of our ability to deliver solutions that work in the mass market today, while at the same time having a clear vision for tomorrow. OpenTV is today the worldwide leader in providing software for digital set-top boxes that support a large number of interactive applications without requiring a high-speed broadband connection. With the combination of Spyglass' cutting-edge Device Mosaic technology and the broadband market coming of age, we will expand our offering, allowing viewers the ability to access the latest interactive and online functions such as Web browsing, chat, e-mail, shopping and TV commerce.

We also will be able to pursue new opportunities for additional growth, initially by extending Spyglass' successful interactive television technologies and professional services business. In addition, we intend to build on Spyglass' strong foundation in the wireless communications market, where it already derives a significant amount of revenue from professional services and licensing fees related to its state-of-the-art Spyglass Prism content transformation platform.

Now, I would like to turn this call over to Doug Colbeth, chairman and chief executive officer of Spyglass. Doug?

[DOUG COLBETH]
Thanks Jan.

The merger of Spyglass with OpenTV will create the world's leading entity in delivering an end-to-end interactive platform for enhanced television-which can be extended to provide applications and services to wireless devices. OpenTV is unquestionably the world leader in delivering a compelling interactive television experience, with over 6 million deployments of its software platform. The partnership of Spyglass and OpenTV forms a combined entity that will maintain a leadership position in delivering applications and services that leverage the content, communications and commerce capabilities of the Internet.

As many of you know, Spyglass established itself in the internet arena by providing leading-edge technologies and a comprehensive set of services to content providers, service operators, television and set-top-box manufacturers that were looking to leverage the vast potential of the Internet in their businesses. Our embedded browser technologies, like Spyglass Device Mosaic and Spyglass Device Mail, provide device manufacturers with the ability to build a whole host of interactive applications, such as electronic programming guides, e-commerce and video-on-demand applications as well as email.

By providing these core enabling technologies coupled with comprehensive services, Spyglass has been able to secure key customer relationships with some of the world's largest organizations. The combination of our offerings with OpenTV's interactive television software platform and applications will enable this new organization to provide comprehensive interactive television offerings to satellite, terrestrial and broadband cable customers around the world.

OpenTV has clearly established itself with cable and satellite television network operators, and now OpenTV will be able to leverage Spyglass' list of marquee interactive television customers, including CMI Worldwide, IBM, Interactive Channel, LG Electronics, Motorola, Nokia, Philips, Sony, Telecruz and Worldgate.

Another key factor to highlight in this acquisition is what OpenTV will be gaining in terms of Spyglass' expertise in the wireless communications market. Our Spyglass Prism content transformation and delivery product is the first of its kind in the marketplace. This product takes content designed for PCs and transforms it for display on any type of device, including televisions, wireless phones, PDAs and various other types of devices.

Spyglass Prism has already been licensed to leading telecom network operators, content aggregators, telecom infrastructure providers and device manufacturers such as Fuitsu @Nifty, Japan's largest Internet Service Provider, MyWay.com, Nokia, Aether Technologies, Seiko-Epson and Telenor Mobile.

This is a burgeoning market, with over 1 billion wireless data subscribers worldwide expected by the year 2002. This merger provides the key components for extending the OpenTV platform to wireless devices which is something that is going to be key in the growth strategy for OpenTV.

Furthermore, Spyglass has assembled a team of world-class engineers experienced in delivering not only core technologies, but also comprehensive services including strategic consulting, application development, software integration, porting, QA assurance testing, project management and third party support services.

Spyglass' professional services will enable OpenTV to offer its customers an end-to-end solution including a broad range of engineering services to integrate the OpenTV software platform into broadband and wireless infrastructures. Equally important, the OpenTV platform will now be able to leverage the internet.

The technologies, the expertise, the people - this is what will propel this new entity to achieve increased market share and penetration in key markets, with key customers and strategic alliances. We truly believe that this strategic combination will create a major platform company.

[STEVE POLCYN:]
We are now ready to open this call to questions. We will do our best to answer as many of your questions as we can during the next 45 minutes or so. If we don't get a chance to get to you, please feel free to call us later today. Operator?

                                       ***

This conference call script contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations and beliefs of managements of OpenTV and Spyglass and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain regulatory or other approvals; failure of the OpenTV or Spyglass stockholders to approve the merger; the risk that the OpenTV and Spyglass businesses will not be integrated successfully and unanticipated costs of such integration; failure of the combined company to retain and hire key executives, technical personnel and other employees; failure of the combined company to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization; failure of the combined company to successfully manage its changing relationships with customers, suppliers and strategic solution center customers; timely identification, development, acceptance and pricing of new products and services and, in particular, the risk that businesses and consumers may not deploy interactive television and adopt the Internet for mobile commerce as rapidly as anticipated; consummation of binding agreements with prospective business partners, the ability to close and execute large multi-year contracts and the impact of competitive products and services and pricing.

For a detailed discussion of these and other cautionary statements, please refer to the joint proxy statement/prospectus to be filed by both companies as described below, as well as the companies' filings with the Securities and Exchange Commission, especially in Spyglass' annual report on Form 10-K for the year ended September 30, 1999 filed December 22, 1999 and in OpenTV's Form F-1 Registration Statement filed on November 19, 1999, as amended, and other documents periodically filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

OpenTV Corp., its officers and directors may be deemed to be participants in the solicitation of proxies from OpenTV's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in OpenTV's Form F-1 Registration Statement filed on November 19, 1999, as amended. This document is available free of charge at the SEC website at www.sec.gov and from the OpenTV Corp. contact listed below.

Spyglass, Inc. its officers and directors may be deemed to be participants in the solicitation of proxies from Spyglass shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Spyglass' annual report on Form 10-K for the year ended September 30, 1999 filed with the SEC on December 22, 1999. This document is available free of charge at the SEC website at www.sec.gov and from the Spyglass contact listed below.

THIS CONFERENCE CALL SCRIPT IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE EXCHANGE ACT OF 1934. THIS CONFERENCE CALL SCRIPT DOES NOT CONSTITUTE AN OFFER OF SALE OF SECURITIES. SHAREHOLDERS OF SPYGLASS, INC. AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 TO BE FILED BY OPENTV CORP. IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM OPENTV CORP. AND SPYGLASS, INC. THROUGH THE CONTACTS LISTED BELOW.

C O N T A C T S:

For Spyglass, Inc.:

Amanda Ingalls
Spyglass, Inc.
630-245-6512
aingalls@spyglass.com

Bruce Beerbower
Spyglass, Inc.
630-245-6656
bbeerbower@spyglass.com

For OpenTV Corp.:

Steve Polcyn
OpenTV
650-429-5498
spolcyn@opentv.com

Michael Freitag
Kekst and Company
212-521-4896
michael-freitag@kekst.com